MILLIMAN VARIABLE INSURANCE TRUST

71 S. Wacker Dr., 31st Floor

Chicago, IL 60606

FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

December 1, 2021

Via EDGAR Transmission

Mr. Patrick Scott

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Milliman Variable Insurance Trust

Files Nos. 333-257356; 811-23710

Transmittal Letter and Request for Acceleration

Dear Mr. Scott:

Attached herewith is Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Pre-Effective Amendment”) for Milliman Variable Insurance Trust (the “Registrant”). The Pre-Effective Amendment is being filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”).

This Pre-Effective Amendment relates to 59 series of the Registrant, as specified in Appendix A attached hereto (collectively, the “Funds”). The Pre-Effective Amendment is being filed for the purposes of (1) responding to comments received from the Staff of the SEC on Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, which was filed with the SEC on September 20, 2021, (2) reflecting certain other changes to the disclosure contained in the Registration Statement, and (3) filing audited financial statements for the following Funds: Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – Jul (I) and Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund – Jul (I).

On behalf of the Registrant and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by the Pre-Effective Amendment, be accelerated to Friday, December 3, 2021, or as soon as practicable thereafter. It is our understanding that Mr. Scott has previously discussed the possible acceleration of the Registration Statement, as amended by the Pre-Effective Amendment, with Joel D. Corriero of Stradley Ronon Stevens & Young, LLP.

Thank you for your prompt attention to the Pre-Effective Amendment and to the request for acceleration. Please contact Joel D. Corriero at (215) 564-8528 or Alan P. Goldberg at (312) 964-3503 if you have any questions or need further information.

/s/ Adam Schenck	/s/ Mark Fairbanks
Adam Schenck	Mark Fairbanks
President and Chairman of the Board of Trustees	Vice President
Milliman Variable Insurance Trust	Foreside Fund Services, LLC

Appendix A

1.	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund - Jan/Jul
2.	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund - Feb/Aug
3.	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund - Mar/Sep
4.	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund - Apr/Oct
5.	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund - May/Nov
6.	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund - Jun/Dec

7.	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund - Jan/Jul
8.	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund - Feb/Aug
9.	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund - Mar/Sep
10.	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund - Apr/Oct
11.	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund - May/Nov
12.	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund - Jun/Dec

13.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Jan
14.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Feb
15.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Mar
16.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Apr
17.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - May
18.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Jun
19.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Jul
20.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Aug

21.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Jan
22.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Feb
23.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Mar
24.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Apr
25.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - May
26.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Jun
27.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Jul
28.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Aug

29.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Jan
30.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Feb
31.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Mar
32.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Apr
33.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - May
34.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Jun
35.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Jul
36.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Aug

37.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Jan
38.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Feb
39.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Mar
40.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Apr
41.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - May
42.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Jun
43.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Jul
44.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Aug

45.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Jan

46.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Feb
47.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Mar
48.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Apr
49.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - May
50.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Jun
51.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Jul
52.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Aug

53.	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Jan (I)
54.	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Apr (I)
55.	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Jul (I)

56.	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Jan (I)
57.	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Apr (I)
58.	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Jul (I)

59.	Millman Money Market Fund

3